CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

March 25, 2022

VIA E-MAIL

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Jeff Gordon
Kevin Stertzel
Patrick Fullem
Erin Purnell

Re:	King Resources, Inc.
Registration Statement on Form 10-12G
Filed February 14, 2022
File No. 000-56396

Ladies and Gentlemen:

On behalf of King Resources, Inc. (the “Company” or “KRFG”), we are hereby responding to the comment letter dated March 11, 2022 (the “Staff Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Registration Statement on Form 10-12G

Introductory Comment, page ii

1. We note your disclosure regarding the risks associated with your operations being based in Hong Kong. We note also that you intend to expand your operations into China. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure in this section should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: We have amended our disclosures throughout the registration statement to clarify that we intend to expand the distribution or sales of our products into China. We do not have a present intention of expanding operations or our physical presence into China at this time. We have amended our disclosures on page ii to address the possibility of expanding operations into China.

2. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your discussion here in your summary of risk factors and in risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure in this section to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: We have amended our disclosures on page iv and the risk factor on page 15 to incorporate the foregoing comment.

1

3. We note that you are currently not required to obtain approval from Chinese authorities (including the CSRC and the CAC) to operate or to list on U.S. exchanges. Please describe the consequences to you and your investors if applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: We have amended our disclosures on page ii to incorporate the foregoing comment.

Transfers of Cash to and from Our Subsidiaries, page iv

4. Please clarify, if true, that most of your cash is in Hong Kong dollars, and address the possibility that the PRC could prevent the cash maintained in Hong Kong from leaving or the PRC could restrict deployment of the cash into the business or for the payment of dividends. Add similar disclosure to your summary of risk factors and your risk factor discussion on page 25.

Response: We have amended our disclosures on page v, added a new bullet point on page iii of the risk factor summary and amended the risk factor on page 25 to incorporate the foregoing comment.

Item 1. Business Overview, page 1

5. Noting your disclosure on page ii, please discuss your plans to expand your operations into China and other Asia markets. Please include expected timelines for expansion and the extent to which you intend to expand. Please ensure that you discuss your plans to expand into China throughout the registration statement, including in risk factors.

Response: We have amended our disclosures throughout the registration statement to clarify that we intend to expand the distribution or sales of our products into China. We do not have a present intention of expanding operations or our physical presence into China at this time.

Products and Services, page 4

6. Please revise this section to disclose in greater detail the current stage of your business. Your disclosure should clearly distinguish between the current products and services you sell and manufacture versus your planned products and services. Please also explain what current products and services you sell through your established sales channels, if any. Please describe the steps you have taken toward your planned operations, your intended customers and market(s) in which you plan to distribute your products, your anticipated timeline, and the steps remaining.

Response: We have amended our disclosures on pages 4 and 5 to incorporate the foregoing comment.

Intellectual Property and Patents, page 6

7. Please disclose the duration of your patents. Refer to Item 101(h)(4)(vii) of Regulation SK.

Response: We have made amendments to pages 5 and 7 to clarify that we do not hold patents and only hold trade secrets.

Major Suppliers/Vendors, page 6

8. We note your disclosure on page 6, please expand to include sources and availability of raw materials. Refer to Item 101(h)(4)(v) of Regulation S-K.

Response: We have made amendments to pages 1 and 6 to clarify that our products are manufactured by third party factories on a purchase order basis. As pricing and logistics dictate, we expect to be able to change manufacturers. As such, we do not source raw materials.

2

Item 1.A. Risk Factors, page 13

9. Given the length of the Risk Factors section, please include a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal risk factors. See Item 105(b) of Regulation S-K. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please ensure that your summary of risk factors and risk factors discussion address both the current risks of operating in Hong Kong, and the potential risks of expanding into China.

Response: We have amended our disclosures to incorporate the foregoing comment. Please note our risk factor summary which begins on page ii.

Risks Related to Our Business and Industry, page 13

10. We note your disclosure on page 5 that you are dependent on one or a few major customers. Please expand or revise related risk factors as appropriate.

Response: We have included an additional risk factor on page 13 entitled “We have derived, and expect to continue to derive, a significant amount of revenue from a small number of customers.”

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 53

11. It appears that you engaged your auditor in 2022, as indicated on page F-18. As such, please tell us what consideration you gave to providing the disclosures required by Item 304 of Regulation S-K.

Response: Prior to submitting the registration statement on Form 10, the Company was not required to provide audited financial statements. J&S Associate is the first auditor the Company has engaged, and there have not been any prior auditors during the Company’s two most recent fiscal years.

Item 15. Financial Statements and Exhibits

(a) Financial Statements, page 53

12. Please include interim financial statements for the period ended December 31, 2021 in accordance with Rule 8-08 of Regulation S-X. Please similarly update your financial information throughout the filing.

Response: We have included the requested financial statements on page F-1 following page 54.

3

(b) Exhibits, page 54

13. We note that you indicate that you have filed Exhibits 3.2, 4.1 and 21. Please include such exhibits in your next amendment or advise.

Response: We have included them in the Amendment No. 1 to the Registration Statement on Form 10.

Note - 13 Subsequent Events, page F-36

14. We note that you evaluated subsequent events from the balance sheet date through the date the financial statements were issued. Please enhance your disclosure here and on page F-17 to also disclose the actual date through which subsequent events have been evaluated in accordance with ASC 855-10-50-1.

Response: We have amended Note 12 Subsequent Events to incorporate your comments.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW

4